Exhibit 99.1

ASUR Reports 4Q20 Financial Results

Passenger traffic continues to reflect travel disruptions worldwide due to the COVID-19 pandemic

Mexico City, February 24, 2021 – Grupo Aeroportuario del Sureste, S.A.B. de C.V.  (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and twelve-month periods ended December 31, 2020.

4Q20 Highlights1

•

Total passenger traffic decreased 44.9% year over year (YoY), impacted by the COVID-19 pandemic, primarily since the second half of March 2020 which resulted in the following declines across operations:

•	40.6% in Mexico, due to declines of 27.9% and 54.0% in domestic and international traffic, respectively
•	43.6% in Puerto Rico (Aerostar), down 40.1% in domestic traffic and 75.5% in international traffic
•	57.0% in Colombia (Airplan), with declines of 56.3% in domestic and 61.7% in international traffic
•	Revenues declined 6.4% YoY to Ps.4,253.7 million, but improved from the YoY 56.6% and 40.4% declines reported in 2Q20 and 3Q20, respectively

•	Consolidated commercial revenues per passenger reached Ps.105.8
•

Consolidated EBITDA declined 45.4% YoY to Ps.1,330.9 million, but was above the Ps.755.1 million reported in 3Q20 and comparable Ps.16 million in 2Q20 (excluding non-recurring insurance recoveries in Puerto Rico in 2Q20)

•	Adjusted EBITDA Margin (excludes the effect of IFRIC 12) declined to 54.6% from 63.7% in 4Q19, but improved from 44.6% in 3Q20 and comparable 1.8% in 2Q20
•	Cash & cash equivalents at quarter-end of Ps.5,192.6 million and Net Debt-to-LTM EBITDA at 1.8x
•	Principal debt payments of Ps.261.9 million, or 1.9% of Total Debt, mature in 1Q21 and 6.2% of Total Debt matures in 2021

4Q20 Earnings Call

Date & Time: Thursday, February 25, 2021 at 10:00 AM
US ET; 9:00 AM CT

Dial-in: 1-888-394-8218 (US & Canadá); 1-323-701-0225
(Internacional y México); Access Code: 1389668

Replay: Thursday, February 25, 2021 at 1:00 PM US ET,
ending at 11:59 PM US ET on Thursday, March 4, 2021. Dial-
in number: 1-844-512-2921 (US & Canada);
1-412-317-6671 (International & Mexico).
Access Code: 1389668

Table 1: Financial & Operational Highlights [1]
	Fourth Quarter		% Chg
	2019	2020
Financial Highlights
Total Revenue	4,544,643	4,253,658	(6.4)
Mexico	3,125,100	3,361,933	7.6
San Juan	861,207	674,484	(21.7)
Colombia	558,336	217,241	(61.1)
Commercial Revenues per PAX	92.3	105.8	14.7
Mexico	108.8	117.1	7.6
San Juan	105.2	122.8	16.7
Colombia	41.0	50.8	23.9

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and twelve-month periods ended December 31, 2020, and the equivalent three- and twelve-month periods ended December 31, 2019. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.19.9087 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP171.53 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 20 of this report.

EBITDA	2,436,371	1,330,938	(45.4)
Net Income	1,300,547	580,071	(55.4)
Majority Net Income	1,256,006	503,077	(59.9)
Earnings per Share (in pesos)	4.1867	1.6769	(59.9)
Earnings per ADS (in US$)	2.1029	0.8423	(59.9)
Capex	1,727,976	1,526,747	(11.6)
Cash & Cash Equivalents	6,192,679	5,192,628	(16.1)
Net Debt	7,520,214	8,707,718	15.8
Net Debt/ LTM EBITDA	0.7	1.8	144.8
Operational Highlights
Passenger Traffic
Mexico	8,377,981	4,979,932	(40.6)
San Juan	2,376,073	1,339,560	(43.6)
Colombia	3,244,584	1,393,707	(57.0)

ASUR 4Q20 Page 1 of 28

Business Update on COVID-19

Travel Restrictions Imposed by Governments to Mitigate the Impact of COVID-19

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

The United States Centers for Disease Control and Prevention (CDC) has expanded the requirement for negative COVID-19 tests to all air passengers entering the US as of January 26, 2021. According to the CDC, pre- and post-trip testing is a critical layer in slowing the introduction and spread of COVID-19. This strategy is consistent with the current phase of the pandemic and intended to more effectively protect the health of US citizens. Within three days of departure to the United States, passengers are required to obtain a viral test and provide the airline on which they are traveling written documentation of their negative test result or documentation that evidences that they have recovered from COVID-19. Additionally, recommends passengers must get tested again 3 to 5 days after arrival in the US and self-quarantine for 7 days after their arrival. Beginning January 7, 2021, Canada has established similar testing requirements for air passengers travelling to the country. Subsequently, the Canadian government suspended flights between Canada, Mexico and the Caribbean until April 30, 2021.

In Puerto Rico, the Federal Aviation Authority (FAA) has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR’s subsidiary Aerostar, and that all arriving passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Therefore, LMM Airport remains open and operating, albeit with substantially reduced flight and passenger volumes.

To further strengthen health controls on arrival, starting July 15, 2020, the Governor of Puerto Rico began implementing the following additional measures: All passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department, and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. Passengers can also opt to take the COVID-19 test in Puerto Rico (not necessarily at the airport), in order to be released from quarantine (estimated to take between 24-48 hours).

In Colombia, all incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension was extended through September 15, 2020, with exceptions for humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure. Similarly, domestic air travel in Colombia was suspended starting March 25, 2020 until September 1, 2020. Consequently, ASUR’s commercial aviation operations at the Enrique Olaya Herrera in Medellín, José María Córdova in Rionegro, Los Garzones in Montería, Antonio Roldán Betancourt in Carepa, El Caraño in Quibdó and Las Brujas in Corozal airports were suspended starting as of such dates.

Starting September 1, 2020, the following airports reestablished passenger commercial flights under the initial phase of the gradual connectivity plan announced by the Civil Aviation Authority in Colombia: José María Córdova in Rionegro, Enrique Olaya Herrera in Medellín and Los Garzones in Montería. Antonio Roldán Betancourt in Carepa and El Caraño in Quibdó airports restarted operations on September 21, 2021, while Las Brujas in Corozal airport restarted on October 2, 2020. International flights were allowed by the government starting September 16, 2020 with the Rionegro Airport resuming international flights on September 19, 2020. Passengers on incoming international flights must submit negative results of a COVID19 test taken within 96 hours of their departure to be allowed to board their flight and to enter the country.

Mexico and/or the United States may issue, and Colombia may re-issue, flight restrictions similar to those issued in other parts of the world, which would cause a significant further reduction in ASUR’s operations.

ASUR 4Q20 Page 2 of 28

Impact of COVID-19 on ASUR’s 4Q20 Passenger Traffic

The COVID-19 pandemic has disrupted the travel industry and governments have introduced travel bans and restrictions. As a result, passenger traffic in ASUR’s three countries of operations began to decline in the second half of March 2020 and continued to decline sharply across ASUR’s airport network in the subsequent months although YoY declines have been progressively lower since June 2020 as shown in the table below:

YoY Change in Passenger Traffic During 2020

Region	Jan	Feb	Mar	Apr	May	Jun	July	Aug	Sept	Oct	Nov	Dec	Total
Mexico	6.2%	9.7%	(35.8%)	(95.7%)	(96.6%)	(90.4%)	(74.7%)	(63.1%)	(48.7%)	(44.9%)	(40.3%)	(37.4%)	(51.6%)
Domestic Traffic	8.8%	13.2%	(25.7%)	(91.4%)	(94.0%)	(83.9%)	(64.8%)	(50.6%)	(36.3%)	(34.9%)	(25.6%)	(23.4%)	(44.6%)
International Traffic	4.2%	7.4%	(42.5%)	(99.4%)	(99.4%)	(96.6%)	(85.0%)	(77.2%)	(65.8%)	(58.3%)	(55.3%)	(50.2%)	(58.3%)
Puerto Rico	11.4%	16.1%	(35.9%)	(94.5%)	(89.7%)	(75.9%)	(62.4%)	(62.9%)	(47.9%)	(41.5%)	(43.5%)	(45.2%)	(48.7%)
Domestic Traffic	12.2%	16.4%	(34.9%)	(94.0%)	(88.7%)	(72.9%)	(58.7%)	(60.1%)	(43.9%)	(37.0%)	(39.8%)	(42.6%)	(46.2%)
International Traffic	4.2%	13.4%	(45.0%)	(98.4%)	(98.3%)	(97.4%)	(89.7%)	(88.6%)	(83.7%)	(82.8%)	(76.4%)	(69.6%)	(70.0%)
Colombia	9.3%	19.5%	(36.2%)	(99.9%)	(99.8%)	(99.8%)	(99.8%)	(99.6%)	(86.2%)	(67.8%)	(56.1%)	(48.4%)	(65.0%)
Domestic Traffic	9.3%	19.0%	(36.4%)	(99.9%)	(99.9%)	(99.8%)	(99.8%)	(99.6%)	(84.7%)	(67.0%)	(55.4%)	(47.4%)	(64.6%)
International Traffic	9.4%	22.5%	(34.8%)	(99.7%)	(99.4%)	(99.3%)	(99.6%)	(99.6%)	(94.8%)	(72.6%)	(59.8%)	(53.9%)	(67.6%)
Total	7.8%	12.7%	(35.9%)	(96.3%)	(96.1%)	(89.7%)	(77.6%)	(71.4%)	(58.6%)	(50.1%)	(44.4%)	(41.2%)	(54.0%)
Domestic Traffic	9.8%	15.7%	(31.1%)	(94.3%)	(94.3%)	(85.6%)	(72.6%)	(67.0%)	(53.5%)	(45.2%)	(37.8%)	(35.4%)	(50.8%)
International Traffic	4.6%	8.6%	(42.2%)	(99.3%)	(99.3%)	(97.0%)	(86.7%)	(80.2%)	(70.4%)	(61.2%)	(56.8%)	(51.4%)	(59.7%)

Ensuring the Well-being of Employees

ASUR has established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports it operates. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. The Company has also implemented a remote working policy for staff where possible.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 4Q20 with a solid financial position, with cash and cash equivalents totaling Ps.5,192.6 million and Ps.13,900.3 million in Total Debt, including Ps.261.9 million in principal payments due in the next quarter, which represent 1.9% of Total Debt, while 6.2% of Total Debt will mature in 2021.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Liquidity Position as of December 31, 2020

Figures in thousands of Mexican Pesos

Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-Term Debt	Principal Payments (Jan - Mar 2021)
Mexico	4,058,495	3,971,210	322,209	3,649,001	0
Puerto Rico	804,634	7,171,278	529,337	6,641,941	105,807
Colombia	329,499	2,757,858	287,204	2,470,654	156,050
Total	5,192,628	13,900,346	1,138,750	12,761,596	261,856

ASUR 4Q20 Page 3 of 28

The following table shows the debt maturity profile of ASUR’s debt for each of its regions of operations:

Debt Maturity Profile as of December 31, 2020

Figures in thousands of Mexican Pesos

Region of Operation	2021	2022	2023	2024	2025/2034
Mexico	320,000	2,900,000	640,000	120,000	0
Puerto Rico [1]	215,814	233,123	255,875	281,855	6,024,612
Colombia [2]	278,251	243,689	282,166	346,295	1,038,870
Total	814,065	3,376,812	1,178,041	748,150	7,063,482
[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.19.9087= US$1.00
[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP171.5300=Ps.1.00
Note: Figures only reflects principal payments.

The following table shows the debt coverage included in the debt agreements for each of ASUR’s regions of operations:

Debt Ratios as of December 31, 2020

LTM EBITDA and LTM Interest Expense figures in thousands of Mexican Pesos

Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico [1]	3,331,483	305,163	10.9	3.0
Puerto Rico [2]	1,120,696	634,465	1.8	1.0
Colombia [3]	219,597	408,916	0.5	1.2
Total	4,671,776	1,348,544

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1.1 billion and LTM Debt Service was Ps.634.5 million.

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.219.6 million and Debt Service was Ps.408.9 million. Airplan in Colombia obtained a waiver from the applicable bank for its Debt Coverage Ratio for 4Q20 in addition to between April 30, 2021 to March 31, 2022.

Accounts Receivables

Starting in mid-March, some of the airlines and other clients and tenants that operate in ASUR’s airports have asked for assistance, either through discounts on payments owed to ASUR or by an extension on those payments. Three of ASUR’s principal airline customers, Aeromexico, Avianca Holdings and LATAM Airlines Group, have filed for Chapter 11 bankruptcy protection in the United States, although they have continued making payments in the ordinary course, as permitted by the relevant courts. The Company remains in commercial discussions with those clients and tenants regarding their contracts. Notwithstanding these discussions, ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the normal course.

Accounts Receivable as of December 31, 2020

Figures in Thousands of Mexican Pesos

Region	4Q19	4Q20	% Chg.
Mexico	678,633	791,194	16.6
Puerto Rico	165,574	480,563	190.2
Colombia	159,586	86,470	(45.8)
Total	1,003,793	1,358,227	35.3

Note: net of allowance for bad debts

Cost Reduction Initiatives

ASUR has introduced cost reduction initiatives across its three countries of operations. Most of the Company’s cost structure is fixed, except for concession fees across operations and the technical assistance fee in Mexico, which are all variable costs. The impact from these cost reduction measures is not expected to be significant vis à vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations.

ASUR 4Q20 Page 4 of 28

4Q20 Passenger Traffic

Total passenger traffic at ASUR in 4Q20 declined 44.9% YoY to 7.7 million passengers, reflecting the impact of the COVID-19 crisis on travel, starting mid-March 2020. By geography, traffic declined 40.6% in Mexico, 43.6% in Puerto Rico, and 57.0% in Colombia.

The 40.6% YoY decline in passenger traffic in Mexico reflects declines of 27.9% in domestic traffic and 54.0% in international traffic. All of ASUR’s Mexican airports remain open and operating at this time. Terminal 3 at Cancun Airport reopened in October 2020.

Traffic in Puerto Rico declined 43.6% YoY, reflecting decreases of 40.1% in domestic traffic and 75.5% in international traffic. In Puerto Rico, the Federal Aviation Administration (FAA) has accepted the request of the Governor of Puerto Rico that all flights bound for Puerto Rico first land at Luis Muñoz Marín Airport in San Juan, which is operated by ASUR’s subsidiary, Aerostar, and that inbound passengers be examined by representatives of the Puerto Rico Department of Health.  Inbound passengers are also subject to a mandatory two-week quarantine, subject to exception with COVID-19 testing, as described above. As a result, LMM Airport remains open and operating albeit with substantially reduced flight and passenger volumes. Due to government restrictions, only essential commercial spaces are open.

Colombia reported a 57.0% YoY decline in total traffic, reflecting reductions of 56.3% and 61.7% in domestic and international traffic, respectively. Commercial flight operations resumed, as part of a gradual reestablishment of domestic commercial flights in Colombia, on September 1, 2020 at José María Córdova Airport in Rionegro, Enrique Olaya Herrera Airport in Medellín, and Los Garzones Airport in Montería. Antonio Roldán Betancourt Airport in Carepa and El Caraño Airport in Quibdó restarted operations on September 21, while Las Brujas Airport in Corozal restarted on October 2, 2020. The Colombian government reestablished international flights on September 16, with flights at Rionegro Airport resuming on September 19, 2020.

Tables with detailed passenger traffic information for each airport can be found on page 22 of this report.

Table 2: Passenger Traffic Summary

	Fourth Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Total Mexico	8,377,981	4,979,932	(40.6)	34,161,842	16,528,658	(51.6)
- Cancun	6,107,381	3,725,930	(39.0)	25,481,989	12,259,148	(51.9)
- 8 Other Airports	2,270,600	1,254,002	(44.8)	8,679,853	4,269,510	(50.8)
Domestic Traffic	4,316,622	3,112,983	(27.9)	16,683,996	9,246,112	(44.6)
- Cancun	2,276,863	1,954,143	(14.2)	8,980,397	5,454,995	(39.3)
- 8 Other Airports	2,039,759	1,158,840	(43.2)	7,703,599	3,791,117	(50.8)
International Traffic	4,061,359	1,866,949	(54.0)	17,477,846	7,282,546	(58.3)
- Cancun	3,830,518	1,771,787	(53.7)	16,501,592	6,804,153	(58.8)
- 8 Other Airports	230,841	95,162	(58.8)	976,254	478,393	(51.0)
Total San Juan, Puerto Rico	2,376,073	1,339,560	(43.6)	9,448,253	4,845,353	(48.7)
Domestic Traffic	2,140,855	1,281,830	(40.1)	8,455,993	4,547,541	(46.2)
International Traffic	235,218	57,730	(75.5)	992,260	297,812	(70.0)
Total Colombia	3,244,584	1,393,707	(57.0)	12,052,135	4,215,435	(65.0)
Domestic Traffic	2,773,813	1,213,351	(56.3)	10,231,479	3,625,324	(64.6)
International Traffic	470,771	180,356	(61.7)	1,820,656	590,111	(67.6)
Total Traffic	13,998,638	7,713,199	(44.9)	55,662,230	25,589,446	(54.0)
Domestic Traffic	9,231,290	5,608,164	(39.2)	35,371,468	17,418,977	(50.8)
International Traffic	4,767,348	2,105,035	(55.8)	20,290,762	8,170,469	(59.7)

Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit and general aviation passengers.

ASUR 4Q20 Page 5 of 28

Review of Consolidated Results

Table 3: Summary of Consolidated Results
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Total Revenues	4,544,643	4,253,658	(6.4)	16,821,638	12,624,731	(24.9)
Aeronautical Services	2,415,100	1,535,412	(36.4)	9,596,975	5,412,418	(43.6)
Non-Aeronautical Services	1,411,160	904,367	(35.9)	5,988,470	3,555,227	(40.6)
Total Revenues Excluding Construction Revenues	3,826,260	2,439,779	(36.2)	15,585,445	8,967,645	(42.5)
Construction Revenues	718,383	1,813,879	152.5	1,236,193	3,657,086	195.8
Total Operating Costs & Expenses	2,555,305	3,149,343	23.2	8,545,063	9,507,436	11.3
Other Revenues	645		n/a	204,719	158,881	(22.4)
Operating Profit	1,989,983	1,104,315	(44.5)	8,481,294	3,276,176	(61.4)
Operating Margin	43.8%	26.0%	(1783 bps)	50.4%	26.0%	(2447 bps)
Adjusted Operating Margin [1]	52.0%	45.3%	(675 bps)	54.4%	36.5%	(1788 bps)
EBITDA	2,436,371	1,330,938	(45.4)	10,319,932	4,880,732	(52.7)
EBITDA Margin	53.61%	31.29%	(2232 bps)	61.3%	38.7%	(2269 bps)
Adjusted EBITDA Margin [2]	63.67%	54.55%	(912 bps)	66.2%	54.4%	(1179 bps)
Net income	1,300,547	580,071	(55.4)	5,683,635	2,126,537	(62.6)
Net income majority	1,256,006	503,077	(59.9)	5,465,823	1,972,319	(63.9)
Earnings per Share	4.1867	1.6769	(59.9)	18.2194	6.5744	(63.9)
Earnings per ADS in US$	2.1029	0.8423	(59.9)	9.1515	3.3023	(63.9)

Total Commercial Revenues per Passenger [3]	92.3	105.8	14.7	98.9	124.4	25.7
Commercial Revenues	1,300,804	823,284	(36.7)	5,543,618	3,207,136	(42.1)
Commercial Revenues from Direct Operations per Passenger [4]	14.6	15.5	6.1	17.5	18.1	3.3
Commercial Revenues Excluding Direct Operations per Passenger	77.8	90.4	16.3	81.4	106.3	30.5

[1] Adjusted operating margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers in Mexico, Puerto Rico and Colombia.
[4] Represents ASUR’s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 4Q20 declined 6.4% YoY, or Ps.291.0 million, to Ps.4,253.7 million, mainly driven by the following declines:

•

35.9% in revenues from non-aeronautical services to Ps.904.4 million. The contribution from Mexico was Ps.664.8 million, while Puerto Rico and Colombia accounted for Ps.166.4 million and Ps.73.2 million, respectively; and

•

36.4% in revenues from aeronautical services to Ps.1,535.4 million. Operations in Mexico contributed Ps.958.1 million, while Puerto Rico and Colombia contributed Ps.436.1 million and Ps.141.2 million, respectively.

These declines were partially offset by a 152.5%, or Ps.1,095.5 million, increase in construction services revenues to Ps.1,813.9 million. This was mainly due to the execution of construction works at Cancun and Merida airports, in line with the Master Development Plan in Mexico, as well as runway refurbishments in Puerto Rico.

ASUR 4Q20 Page 6 of 28

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have declined 36.2% YoY to Ps.2,439.8 million. Excluding revenues from construction services, Mexico accounted for 66.5% of total revenues, while Puerto Rico and Colombia represented 24.7% and 8.8%, respectively.

Commercial Revenues in 4Q20 declined 36.7% YoY to Ps.823.3 million, mainly reflecting the 44.9% decline in passenger traffic. Commercial revenues in Mexico decreased 36.0% YoY to Ps.586.0 million. In addition, commercial revenues in Puerto Rico declined 34.2% YoY to Ps.164.4 million and in Colombia by 46.2% to Ps.72.9 million.

Commercial Revenues per Passenger reached Ps.105.8 in 4Q20, compared to Ps.92.3 in 4Q19, mainly reflecting income from commercial agreements not linked to passenger traffic.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses during 4Q20, including construction costs, increased 23.2% YoY, or Ps.594.0 million, to Ps.3,149.3 million.

Excluding construction costs, operating costs and expenses declined 27.3% YoY, or Ps.501.5 million, mainly due to the following variations:

•

Mexico: declined 16.1%, or Ps.153.0 million, mainly due to lower energy and maintenance expenses. The decline also reflects lower cost of sales from directly operated stores, as well as lower technical assistance and concession fees, partially offset by higher provisions for doubtful collectible accounts as a result of the COVID-19.

•

Puerto Rico: declined 44.1%, or Ps.224.4 million, principally reflecting the reimbursement of Ps.227.0 million of expenses through a grant under the CARES Act and the recognition of a Ps.20.7 million reduction in the valuation of the maintenance reserve as per IFRIC 12, partially offset by a Ps.31.7 million increase in provisions for doubtful collectible accounts as a result of COVID-19.

•

Colombia: declined 32.8%, or Ps.124.1 million, mainly due to a 38.1% YoY, or Ps.68.9 million, reduction in cost of services, reflecting savings in maintenance, energy and security expenses, as well as lower professional fees as a result of COVID-19. Concession fees also declined 57.0%, or Ps.52.4 million, reflecting the reduction in revenues.

Cost of Services declined 36.3%, or Ps.357.1 million, principally due to a 72.2%, or Ps.224.9 million, YoY decline in Puerto Rico, mainly reflecting the reimbursement of Ps.227.0 million of expenses through a grant under the CARES Act, as discussed above. In addition, cost of services benefitted from the recognition of the Ps.20.7 million reduction in the valuation of the maintenance reserve, together with the 23.6%, or Ps.27.4 million decline in maintenance expenses in Mexico, principally due to lower energy and maintenance costs. The decline also reflects lower cost of sales from directly operated stores, partially offset by higher provisions for doubtful collectible accounts as a result of COVID-19. In addition, Colombia contributed with a 38.1% YoY, or Ps.68.9 million, decline in cost of services.

Construction Costs increased 152.5% YoY, or Ps.1,095.5 million. This was mainly driven by a YoY increase of 225.8%, or Ps.1,205.2 million, in Mexico, partially offset by declines of 37.3%, or Ps.42.8 million, in Puerto Rico, and 95.9%, or Ps.66.9 million, in Colombia.

G&A Expenses, which reflect administrative expenses in Mexico, declined 11.0% YoY.

Consolidated Technical Assistance declined 44.6% YoY, mainly reflecting lower EBITDA in Mexico in 4Q20.

Concession Fees declined 40.7% YoY, principally reflecting decreases of 36.8% in Mexico, 57.0% in Colombia and 11.5% in Puerto Rico, mainly due to a decline in revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 1.4%, or Ps.6.1 million, principally due to an increase of 2.8%, or Ps.4.5 million, in Puerto Rico. The FX translation impact contributed to the increase, as the average exchange rate in 4Q20 was Ps.20.5 per dollar, compared to an average of Ps.19.2 per dollar in 4Q19.

ASUR 4Q20 Page 7 of 28

Consolidated Operating Profit (Loss) and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.1,104.3 million in 4Q20 resulting in an Operating Margin of 26.0%, compared to Operating Profit of Ps.1,990.0 million and a 43.8% margin in 4Q19. This was mainly the result of the impact of COVID-19 on passenger travel, partially offset by overall cost reduction initiatives and the reimbursement of expenses through a grant under the CARES Act in Puerto Rico.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and which is calculated as operating profit divided by total revenues less construction services revenues, was 45.3% in 4Q20 compared with 52.0% in 4Q19.

EBITDA declined 45.4%, or Ps.1,105.4 million, to Ps.1,330.9 million in 4Q20, compared with Ps.2,436.4 million in 4Q19. By country, EBITDA decreased YoY by Ps.811.3 million to Ps.1,010.8 million in Mexico, decreased by Ps.142.0 million to Ps.257.8 million in Puerto Rico, and was down by Ps.152.1 million to Ps.62.4 million in Colombia. Consolidated EBITDA margin in 4Q20 was 31.3% compared to 53.6% in 4Q19.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 54.6% in 4Q20, compared to 63.7% in 4Q19.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Interest Income	70,869	42,031	(40.7)	343,613	262,370	(23.6)
Interest Expense	(246,268)	(210,113)	(14.7)	(1,084,293)	(926,312)	(14.6)
Foreign Exchange Gain (Loss), Net	(139,457)	(191,142)	37.1	(78,877)	245,076	n/a
Total	(314,856)	(359,224)	14.1	(819,557)	(418,866)	(48.9)

In 4Q20 ASUR reported a Ps.359.2 million Consolidated Comprehensive Financing Loss, compared to a Ps.314.9 million loss in 4Q19.

During 4Q20 ASUR reported a foreign exchange loss of Ps.191.1 million, resulting from the 7.2% quarterly average appreciation of the Mexican peso against the U.S. dollar (10.9% quarter-end appreciation) during the period together with a lower U.S. dollar foreign currency net asset position. This compares to a Ps.139.5 million foreign exchange loss in 4Q19 resulting from the 2.5% quarterly average depreciation of the Mexican peso (4.4% quarter-end appreciation) during 4Q19 on a higher foreign currency net asset position.

Interest expense declined Ps.36.2 million, or 14.7% YoY, mainly driven by a decline of Ps.39.7 million, or 39.4%, in interest payments in Mexico reflecting a lower TIIE interest rate. This was partially offset by an increase of Ps.1.4 million, or 3.9% in interest expenses in Colombia. Interest income declined by 40.7%, or 28.8% YoY reflecting the lower interest rates and a lower cash position.

Income Taxes.

Income Taxes for 4Q20 declined Ps.209.6 million YoY, principally due to the combination of the following factors:

•	A Ps.264.9 million YoY decline in income taxes, reflecting mainly a lower taxable income base in Mexico and Colombia reflecting the negative impact of COVID-19 on revenues.

•

A Ps.55.4 million YoY increase in deferred income taxes. This mainly reflects a Ps.68.6 million increase in deferred income taxes in Mexico, mainly related to the Cancun, Merida and Oaxaca airports reflecting a lower tax benefit and a Ps.14.5 million tax benefit in Colombia.

ASUR 4Q20 Page 8 of 28

Majority Net Income (Loss)

ASUR reported Majority Net Income of Ps.503.1 million during 4Q20, compared to Ps.1,256.0 million in 4Q19. This resulted in earnings per common share of Ps.1.6769.0, or earnings per ADS of US$0.8423 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.4.1867 and earnings per ADS of US$2.1029 for the same period last year.

Net Income (Loss)

ASUR reported Net Income of Ps.580.1 million in 4Q20, compared to Net Income of Ps.1,300.5 million in 4Q20, representing a YoY decline of 55.4%, or Ps.720.4 million.

Consolidated Financial Position

On December 31, 2020, airport concessions represented 86.4% of the Company’s total assets, with current assets representing 12.8% and other assets representing 0.8%.

As of December 31, 2020, the Company had cash and cash equivalents of Ps.5,192.6 million, a 16.1% decline from Ps.6,192.7 million at December 31, 2019. Mexico and Colombia contributed with Ps.933.1 million and Ps.173.1 million, respectively to the decline in cash and cash equivalents, partially offset by a Ps.106.2 million increase in cash and cash equivalents in Puerto Rico.

As of December 31, 2020, the valuation of ASUR’s investment in Aerostar (Puerto Rico), in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,839.7 million, ii) goodwill of Ps.951.1 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.584.0 million, and iv) a minority interest of Ps.8,027.2 million within stockholders' equity.

Furthermore, the valuation of ASUR’s investment in Airplan (Colombia), in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of December 31, 2020: i) the recognition of a net intangible asset of Ps.1,221.5 million, ii) goodwill of Ps.1,561.8 million, iii) deferred taxes of Ps.203.9 million, and iv) Ps.541.9 million from the recognition of bank loans at fair value.

Stockholders’ equity at December 31, 2020 was Ps.41,693.2 million and total liabilities were Ps.18,718.0 million, representing 69.0% and 31.0% of total assets, respectively. Deferred liabilities represented 17.0% of ASUR’s total liabilities.

Total Debt at year-end increased 1.4% to Ps.13,900.4 from Ps.13,712.9 million on December 31, 2019, mainly reflecting the depreciation of the peso against the US dollar, a drawdown of US$10.0 million from the working capital line of credit in Puerto Rico and a Ps.67.1 million bank loan incurred in Colombia in August 2020. On December 31, 2020, 28.6% of ASUR’s total debt was denominated in Mexican pesos, 51.6% in U.S. Dollars (at Aerostar in Puerto Rico) and 19.8% in Colombian pesos.

Principal payments of Ps.261.9 million, or 1.9% of Total Debt, mature in 1Q21, with 6.2% of Total Debt maturing in 2021.

Net Debt-to-LTM EBITDA stood at 1.8x at the close of 4Q20, while the Interest Coverage ratio was 6.3x. This compares with Net Debt-to-LTM EBITDA of 0.7x and an Interest Coverage Ratio of 10.8x at December 31, 2019.

ASUR 4Q20 Page 9 of 28

Table 5: Consolidated Debt Indicators
	December 31, 2019	September 30, 2020	December 31, 2020
Leverage
Total Debt/ LTM EBITDA (Times) [1]	1.3	2.5	2.8
Total Net Debt/ LTM EBITDA (Times) [2]	0.7	1.5	1.8
Interest Coverage Ratio [3]	10.8	5.3	6.3
Total Debt	13,712,893	14,745,076	13,900,346
Short-term Debt	549,607	649,415	1,138,750
Long-term Debt	13,163,286	14,095,661	12,761,596
Cash & Cash Equivalents	6,192,679	6,012,746	5,192,628
Total Net Debt [4]	7,520,214	8,732,330	8,707,718

[1] The Total Debt-to-EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt-to-EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities, minus Cash & Cash Equivalents, divided by its EBITDA.
[3] The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.
[4] Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Table 6: Consolidated Debt Profile (millions)*

	Airport	Payment of principal	Currency	Interest Rate
					2021	2022 /23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$PMx	TIIE + 1.25%	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	TIIE + 1.25%	320.0	1,540.0	120.0	1,980.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	US$	5.75%	9.5	21.5	277.2	308.2
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	US$	6.75%	1.4	3.1	39.6	44.0
1 Yr-Revolver	San Juan	To the expiration	US$	Libor + 250 bps	10.0	-	-	10.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	13,500.0	30,750.0	81,000.0	125,250.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	9,180.0	20,910.0	55,077.0	85,167.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	8,100.0	18,450.0	48,600.0	75,150.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	3,330.0	7,585.0	19,980.0	30,895.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	3,330.0	7,585.0	19,980.0	30,895.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	720.0	1,640.0	4,320.0	6,680.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	720.0	1,640.0	4,320.0	6,680.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	720.0	1,640.0	4,320.0	6,680.0
10 Months-Credit Tesoreria[2]	Colombia	Qtly. Amort.	$COP	DTF[1] + 1.70	8,128.0	-	-	8,128.0

*Expressed in the original currency of each loan.

Note: the syndicated loans in Mexico incurred in October 2017, the issuances of the Puerto Rico bonds were executed in March 2013 and June 2015, respectively, and the syndicated loan in Colombia was incurred in June 2015 with a grace period of three years. Mexican syndicated loans were contracted in October 2017, Puerto Rico bonds were contracted in March 2013 and June 2015 respectively, and the syndicated loan from Colombia was contracted in June 2015 with a three-year grace period.

[1] DTF is an average 90-day rate to which the credit facilities in Colombia are pegged. [2] In August 2020, Airplan in Colombia incurred a $67.1 million loan with a 10-month term.

Capital Expenditures

Capital expenditures during 4Q20 amounted to Ps.1,526.7 million. Of this amount, Ps.1,448.8 million reflect the Company’s plan to modernize its Mexican airports pursuant to its master development plans, Ps.75.2 million were invested by Aerostar in Puerto Rico, and Ps.2.8 million by Airplan in Colombia. This compares with Ps.1,728.0 million invested in 4Q19, of which Ps.1,519.6 million was invested in Mexico, Ps.138.3 million in Puerto Rico and Ps.70.1 million in Colombia.

During fiscal year 2020, ASUR invested a total of Ps.3,328.6 million, of which Ps.2,921.1 million were allocated to Mexico, Ps.400.5 million to Puerto Rico and Ps.7.0 million to Colombia. This compares Ps.2,614.9 million invested in 2019, of which Ps.2,061.9 million were allocated to Mexico, Ps.376.6 million to Puerto Rico and Ps.176.4 million to Colombia.

ASUR 4Q20 Page 10 of 28

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Total Passengers (in thousands)	8,412	5,004	(40.5)	34,297	16,616	(51.6)

Total Revenues	3,125,100	3,361,933	7.6	11,440,758	8,929,633	(21.9)
Aeronautical Services	1,569,426	958,094	(39.0)	6,334,890	3,115,335	(50.8)
Non-Aeronautical Services	1,021,861	664,784	(34.9)	4,380,821	2,517,816	(42.5)
Construction Revenues	533,813	1,739,055	225.8	725,047	3,296,482	354.7
Total Revenues Excluding Construction Revenues	2,591,287	1,622,878	(37.4)	10,715,711	5,633,151	(47.4)

Total Commercial Revenues	915,344	585,951	(36.0)	3,951,820	2,178,230	(44.9)
Commercial Revenues from Direct Operations	152,310	89,499	(41.2)	747,738	324,051	(56.7)
Commercial Revenues Excluding Direct Operations	763,034	496,452	(34.9)	3,204,082	1,854,179	(42.1)

Total Commercial Revenues per Passenger	108.8	117.1	7.6	115.2	131.1	13.8
Commercial Revenues from Direct Operations per Passenger [1]	18.1	17.9	(1.3)	21.8	19.5	(10.6)
Commercial Revenues Excluding Direct Operations per Passenger	90.7	99.2	9.4	93.4	111.6	19.4

Note: For purpose of this table, approximately 34.4 and 25.4 thousand transit and general aviation passengers are included in 4Q19 and 4Q20, respectively, while 134.7 and 87.5 thousand transit and general aviation passengers are included in 12M19 and 12M20.

[1] Represents ASUR’s operations in convenience stores in Mexico.

Mexico Revenues

Mexico Revenues for 4Q20 increased 7.6% YoY to Ps.3,361.9 million.

Excluding construction, revenues declined 37.4% YoY, reflecting decreases of 39.0% in revenues from aeronautical services and 34.9% in revenues from non-aeronautical services, principally due to the 40.6% decline in passenger traffic attributable to COVID-19.

Commercial Revenues declined 36.0% YoY, principally reflecting the 40.5% contraction in passenger traffic, as shown in Table 8. Commercial Revenues per Passenger for 4Q20 were Ps.117.1 compared to Ps.108.8 in 4Q19.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 9, during the last 12 months, ASUR opened a total of 4 new commercial spaces, one in each in Cancun and Merida airports and two at Oaxaca Airport. More details of these openings can be found on page 23 of this report.

Table 8: Mexico Commercial Revenue Performance			Table 9: Mexico Summary Retail and Other Commercial Space Opened since December 31,2019.
Business Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	4Q20	12M20
Car Rental Revenues	(0.6%)	(28.1%)	Cancun	1
Retail Operations	(34.2%)	(46.3%)	Other Revenue	1
Food and Beverage Operations	(35.7%)	(44.7%)	8 Other Airports	3
Ground Transportation	(36.8%)	(50.4%)	Car Rental	2
Other Revenue	(41.2%)	(39.1%)	Retail Operations	1
Parking Lot Fees	(42.0%)	(47.0%)	Mexico	4
Teleservices	(42.5%)	(8.2%)
Advertising Revenues	(43.5%)	(49.9%)
Banking and Currency Exchange Services	(44.2%)	(41.6%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Duty Free	(46.2%)	(50.1%)
Total Commercial Revenues	(36.0%)	(44.9%)

ASUR 4Q20 Page 11 of 28

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Cost of Services	491,325	427,984	(12.9)	1,911,058	1,648,693	(13.7)
Administrative	64,971	57,807	(11.0)	250,183	232,935	(6.9)
Technical Assistance	96,175	53,257	(44.6)	404,086	175,615	(56.5)
Concession Fees	117,368	74,223	(36.8)	484,402	254,337	(47.5)
Depreciation and Amortization	179,660	183,277	2.0	694,894	726,679	4.6
Operating Costs and Expenses Excluding Construction Costs	949,499	796,548	(16.1)	3,744,623	3,038,259	(18.9)
Construction Costs	533,813	1,739,055	225.8	725,047	3,296,482	354.7
Total Operating Costs & Expenses	1,483,312	2,535,603	70.9	4,469,670	6,334,741	41.7

Total Mexico Operating Costs and Expenses for 4Q20 increased 70.9% YoY, principally reflecting higher construction costs in the quarter, which rose to Ps.1,739.1 million from Ps.533.8 million in 4Q19 due to increased levels of capital improvements made to concessioned assets during the period.

Excluding construction costs, operating costs and expenses declined 16.1% to Ps.796.5 million, reflecting decreases in cost of energy and maintenance expenses, as well as lower cost of sales at stores operated by ASUR. Lower technical assistance and concession fees also contributed to the decline and more than offset higher provisions for uncollectible accounts resulting from the impact of COVID-19.

Cost of Services declined 12.9% YoY, mainly reflecting declines in energy and maintenance expenses, together with lower cost of sales at stores operated directly by ASUR. This was partially offset by a higher provision for uncollectible accounts reflecting the impact of COVID-19.

Administrative Expenses declined 11.0% YoY.

The decline in the Technical Assistance fee paid to ITA reflects lower EBITDA in Mexico, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, declined 36.8%, mainly as a result of the reduction in regulated revenues, a factor in the calculation of the concession fee.

Depreciation and Amortization increased 2.0% YoY, reflecting higher investments to date as well as the impact from the recognition of lease accounting, per IFRS 16.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Interest Income	71,140	40,377	(43.2)	335,540	256,227	(23.6)
Interest Expense	(100,555)	(60,893)	(39.4)	(409,691)	(305,163)	(25.5)
Foreign Exchange Gain (Loss), Net	(139,922)	(190,728)	36.3	(79,197)	245,682	n/a
Total	(169,337)	(211,244)	24.7	(153,348)	196,746	n/a

ASUR’s Mexico operations reported a Ps.211.2 million Comprehensive Financing Loss in 4Q20, compared to a Ps.169.3 million Comprehensive Financing Loss in 4Q19. This was mainly due to a Ps.190.7 million foreign exchange loss in 4Q20, resulting from the 7.2% average quarterly appreciation of the Mexican peso (10.9% at quarter-end) against the U.S. dollar on a higher foreign currency net asset position. This compares with a Ps.139.9 million foreign exchange loss in 4Q19, resulting from the 2.5% average quarterly depreciation of the Mexican peso during that period (4.4% at quarter-end) and a lower foreign currency net asset position.

By contrast, interest expense decreased 39.4% YoY reflecting a lower TIIE interest rate, more than offsetting the 43.2% YoY reduction in interest income.

Mexico Operating Profit (Loss) and EBITDA

ASUR 4Q20 Page 12 of 28

Table 12: Mexico Profit & EBITDA
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Total Revenue	3,125,100	3,361,933	7.6	11,440,758	8,929,633	(21.9)
Total Revenues Excluding Construction Revenues	2,591,287	1,622,878	(37.4)	10,715,711	5,633,151	(47.4)
Operating Profit	1,642,433	826,330	(49.7)	6,971,733	2,594,892	(62.8)
Operating Margin	52.6%	24.6%	(2798 bps)	60.9%	29.1%	(3188 bps)
Adjusted Operating Margin [1]	63.4%	50.9%	(1247 bps)	65.1%	46.1%	(1900 bps)
Net Profit [2]	1,129,223	447,730	(60.4)	4,896,978	2,040,625	(58.3)
EBITDA	1,822,102	1,010,758	(44.5)	7,666,636	3,331,483	(56.5)
EBITDA Margin	58.3%	30.1%	(2824 bps)	67.0%	37.3%	(2970 bps)
Adjusted EBITDA Margin [3]	70.3%	62.3%	(803 bps)	71.5%	59.1%	(1241 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Net income for 4Q20 and 4Q19 includes gains of Ps.131.7 million and Ps.80.7 million, respectively from the participation of Aerostar in Puerto Rico. Airplan in Colombia contributed with gains of Ps.55.3 million and Ps.62.6 million in 4Q20 and 4Q19, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.826.3 million in 4Q20, resulting in an Operating Margin of 24.6%. This compares with an Operating Profit of Ps.1,642.4 million and Operating Margin of 52.6% in 4Q19.

Adjusted Operating Margin in 4Q20, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 50.9% in 4Q20, compared to 63.4% in 4Q19, but improved from the 30.0% achieved in 3Q20.

EBITDA declined by Ps.811.3 million, to Ps.1,1018 million in 4Q20 from Ps.1,822.1 million in 4Q19. EBITDA margin in 4Q20 was 30.1%, compared with 58.3% in 4Q19. During 4Q20, ASUR’s operations in Mexico recognized Ps.1,739.1 million in “Construction Revenues,” compared with Ps.533.8 million in 4Q19, reflecting higher capital expenditures and investments in concessioned assets.

Adjusted EBITDA Margin in 4Q20, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 62.3% in 4Q20, compared with 70.3% in 4Q19, but improved from the 48.7% delivered in 3Q20.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of December 31, 2020, totaled Ps.3,340.7 million, with an average tariff per workload unit of Ps.190.9 (December 2019 pesos), accounting for approximately 59.3% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 4Q20, ASUR’s operations in Mexico made capital investments of Ps.1,448.8 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capital expenditures of Ps.1,519.6 million in 4Q19.

Accumulated capital expenditures for fiscal year 2020 amounted to Ps.2,921.1 million, compared with Ps.2,061.9 million during 2019.

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three- and twelve-month periods ended December 31, 2019 and 2020.

ASUR 4Q20 Page 13 of 28

As of December 31, 2020, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.5,839.7 million, ii) goodwill of Ps.951.1 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.584.0 million, and iv) a minority interest of Ps.8,027.2 million within stockholders' equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Total Passengers (in thousands)	2,376	1,340	(43.6)	9,448	4,845	(48.7)

Total Revenues	861,207	674,484	(21.7)	3,306,149	2,902,238	(12.2)
Aeronautical Services	494,006	436,126	(11.7)	1,870,428	1,808,102	(3.3)
Non-Aeronautical Services	252,374	166,361	(34.1)	1,100,573	740,450	(32.7)
Construction Revenues	114,827	71,997	(37.3)	335,148	353,686	5.5
Total Revenues Excluding Construction Revenues	746,380	602,487	(19.3)	2,971,001	2,548,552	(14.2)

Total Commercial Revenues	249,917	164,451	(34.2)	1,090,433	732,239	(32.8)
Commercial Revenues from Direct Operations	52,902	30,699	(42.0)	233,106	142,135	(39.0)
Commercial Revenues Excluding Direct Operations	197,015	133,752	(32.1)	857,327	590,104	(31.2)

Total Commercial Revenues per Passenger	105.2	122.8	16.7	115.4	151.1	30.9
Commercial Revenues from Direct Operations per Passenger [1]	22.3	22.9	2.9	24.7	29.3	18.9
Commercial Revenues Excluding Direct Operations per Passenger	82.9	99.8	20.4	90.7	121.8	34.2

Figures in pesos at the average exchange rate Ps.20.5486 = US$1.00
1 Represents ASUR’s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 4Q20 declined 21.7% YoY to Ps.674.5 million. Excluding construction services, revenues declined 19.3%, mainly due to the following YoY decreases:

•	11.7% in revenues from aeronautical services; and
•	34.1% in revenues from non-aeronautical services, principally due to the 43.6% decline in passenger traffic.

Likewise, construction services revenues declined 37.3% YoY reflecting lower capital investments in 4Q20.

Commercial Revenues per Passenger reached Ps.122.8 in 4Q20, compared with Ps.105.2 in 4Q19, as the average exchange rate of the Mexican peso against the US dollar was Ps.20.5 in 4Q20, compared with Ps.19.2 in 4Q19.

No commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 15.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

Table 14: Puerto Rico Commercial Revenue Performance			Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since December 31, 2019
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	4Q20	12M20
Duty Free	(2.7%)	1.5%	Retail Operations	-
Banking and Currency Exchange Services	(5.7%)	14.7%	Duty Free	-
Car Rental Revenues	(17.7%)	(27.8%)	Food and Beverage Operations	-
Advertising Revenues	(27.4%)	(11.1%)	Banking and Currency Exchange Services	-
Parking Lot Fees	(37.0%)	(42.1%)	Total Commercial Spaces	-
Retail Operations	(37.9%)	(38.8%)
Other Revenue	(53.4%)	(38.7%)
Ground Transportation	(56.3%)	(46.3%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Food and Beverage Operations	(74.2%)	(45.2%)
ASUR 4Q20 Page 14 of 28

Total Commercial Revenues	(38.7%)	(32.4%)

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Cost of Services	311,449	86,571	(72.2)	1,305,635	905,951	(30.6)
Concession Fees	35,117	31,083	(11.5)	141,419	131,440	(7.1)
Depreciation and Amortization	161,936	166,456	2.8	659,873	746,524	13.1
Operating Costs and Expenses Excluding Construction Costs	508,502	284,110	(44.1)	2,106,927	1,783,915	(15.3)
Construction Costs	114,827	71,997	(37.3)	335,148	353,686	5.5
Total Operating Costs & Expenses	623,329	356,107	(42.9)	2,442,075	2,137,601	(12.5)

Figures in pesos at the average exchange rate of Ps.20.5486 = US$1.00

A total of Ps.227.0 million in costs were reimbursed through the CARES ACT in 4Q20 and a total of Ps.339.7 million in FY20.

Total Operating Costs and Expenses at LMM Airport in 4Q20 declined 42.9% YoY to Ps.356.1 million. Construction costs in 4Q20 declined 37.3% to Ps.72.0 million from Ps.114.8 million in 4Q19.

Excluding construction costs, operating costs and expenses decreased 44.1% YoY, or Ps.224.4 million, to Ps.284.1 million. This was mainly due to the reimbursement of Ps.227.0 million of expenses through a grant under the CARES Act and the recognition of a Ps.20.7 million decrease in the valuation of the maintenance reserve, partially offset by an increase in the provision for uncollectible accounts of Ps.31.7 million.

Cost of Services declined 72.2% YoY, or Ps.224.9 million.

Concession Fees paid to the Puerto Rican government declined Ps.4.0 million YoY, in line with the concession agreement.

Depreciation and Amortization increased 2.8% YoY, or Ps.4.5 million, mainly reflecting the FX translation impact reflecting the FX conversion impact as the average Mexican peso exchange rate fluctuated to Ps.20.5 per dollar in 4Q20, compared to Ps.19.2 per dollar in 4Q19.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Interest Income	2,560	224	(91.3)	14,347	3,301	(77.0)
Interest Expense	(118,463)	(114,719)	(3.2)	(499,384)	(498,744)	(0.1)
Total	(115,903)	(114,495)	(1.2)	(485,037)	(495,443)	2.1

Figures in pesos at the average exchange rate of Ps.20.5486 = US$1.00

During 4Q20, LMM Airport reported a Ps.114.5 million Comprehensive Financing Loss, compared with a Ps.115.9 million loss in 4Q19, mainly reflecting the FX conversion impact in connection with the appreciation of the Mexican peso against the US dollar.

On February 22, 2013, and as part of the financing of its concession agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100.0 million at an annual interest rate of LIBOR plus 2.1%, payable each July 1 and January 1, and with no fixed maturity date. As of December 31, 2020, the remaining balance was US$5.2 million, including capitalized interest.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million. In December 2015, Aerostar also contracted a line of revolving credit. On April 1, 2020, Aerostar drew down US$10.0 million from this line of revolving credit for working capital purposes. In December 2020, Aerostar entered into a

ASUR 4Q20 Page 15 of 28

revolving line of credit with Banco Popular de Puerto Rico in the amount of US$20.0 million, with a three-year term. Funds have not yet been withdrawn.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Total Revenue	861,207	674,484	(21.7)	3,306,149	2,902,238	(12.2)
Total Revenues Excluding Construction Revenues	746,380	602,487	(19.3)	2,971,001	2,548,552	(14.2)
Other Revenues				204,074	158,881	(22.1)
Operating Profit	237,878	318,377	33.8	1,068,148	923,518	(13.5)
Operating Margin	27.6%	47.2%	1958 bps	32.3%	31.8%	(49 bps)
Adjusted Operating Margin[1]	31.9%	52.8%	2097 bps	36.0%	36.2%	28 bps
Net Income	111,355	192,484	72.9	544,532	385,545	(29.2)
EBITDA	399,814	257,807	(35.5)	1,729,753	1,329,920	(23.1)
EBITDA Margin	46.4%	38.2%	(820 bps)	52.3%	45.8%	(650 bps)
Adjusted EBITDA Margin[2]	53.6%	42.8%	(1078 bps)	58.2%	52.2%	(604 bps)
Figures in pesos at the average exchange rate of Ps.20.5486 = US$1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico in 4Q20 was Ps.318.4 million resulting in an Operating Margin of 47.2%, compared with operating profit of Ps.237.9 million and an operating margin of 27.6% in 4Q19. During 4Q20, Puerto Rico benefited from a Ps.227.0 million reimbursement of expenses from a grant under the CARES Act due to the sharp contraction in passenger traffic from the impact of COVID-19.

EBITDA declined 35.5% to Ps.257.8 million in 4Q20 compared with Ps.399.8 million in 4Q19. EBITDA Margin declined to 38.2% from 46.4% in 4Q19, while the Adjusted EBITDA Margin (which excludes IFRIC 12) declined to 42.8% in 4Q20 from 53.6% in 4Q19.

Puerto Rico Capital Expenditures

During 4Q20, Aerostar invested Ps.75.2 million to modernize LMM Airport, compared with investments of Ps.138.3 million in 4Q19. Accumulated investments in fiscal year 2020 amounted to Ps.400.5 million compared to Ps.376.6 million in fiscal year 2019.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three- and twelve-month periods ended December 31, 2019 and 2020.

ASUR 4Q20 Page 16 of 28

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of December 31, 2020: i) the recognition of a net intangible asset of Ps.1,221.5 million, ii) goodwill of Ps.1,561.8 million, iii) deferred taxes of Ps.203.9 million, and iv) Ps.541.9 million from the recognition of bank loans at fair value.

Table 19: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Total Passengers (in thousands)	3,302	1,434	(56.6)	12,286	4,324	(64.8)

Total Revenues	558,336	217,241	(61.1)	2,074,731	792,860	(61.8)
Aeronautical Services	351,668	141,192	(59.9)	1,391,657	488,981	(64.9)
Non-Aeronautical Services	136,925	73,222	(46.5)	507,076	296,961	(41.4)
Construction Revenues [1]	69,743	2,827	(95.9)	175,998	6,918	(96.1)
Total Revenues Excluding Construction Revenues	488,593	214,414	(56.1)	1,898,733	785,942	(58.6)
Total Commercial Revenues	135,543	72,882	(46.2)	501,365	296,667	(40.8)
Total Commercial Revenues per Passenger	41.0	50.8	23.9	40.8	68.6	68.1
Figures in pesos at an average exchange rate of COP.177.7982 = Ps.1.00 Mexican pesos.

Note: For purpose of this table, approximately 57.7 and 40.2 thousand transit and general aviation passengers are included in 4Q19 and 4Q20, while 233.6 and 108.5 thousand transit and general aviation passengers are included in 12M19 and 12M20.

Colombia Revenues

Total Colombia Revenues for 4Q20 declined 61.1% YoY to Ps.217.2 million. Excluding construction services, revenues decreased 56.1%, reflecting reductions of 46.5% in revenues from non-aeronautical services, mainly reflecting the 46.2% decline in commercial revenues and the 59.9% drop in revenues from aeronautical services, both resulting from the 57.0% decline in passenger traffic due to COVID-19.

Commercial Revenues per Passenger was Ps.50.8 compared with Ps.41.0 in 4Q19.

As shown in Table 21, during the last twelve months, 27 new commercial spaces were opened in Colombia. More details of these openings can be found on page 23 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

ASUR 4Q20 Page 17 of 28

Table 20: Colombia Commercial Revenue Performance			Table 21: Colombia Summary Retail and Other Commercial Space Opened since December 31, 2019
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	4Q20	12M20
Teleservices	55.9%	10.3%	Retail Operations	5
Banking and Currency Exchange Services	(15.1%)	(23.5%)	Other Revenue	16
Car Rental Revenues	(19.8%)	(27.4%)	Food and Beverage	2
Other Revenue	(28.5%)	(27.1%)	Banking and Currency Exchange Services	1
Food and Beverage Operations	(55.2%)	(50.8%)	Teleservices	3
Parking Lot Fees	(64.0%)	(62.5%)	Total Commercial Spaces	27
Retail Operations	(68.3%)	(59.5%)
Advertising Revenues	(79.2%)	(71.6%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Ground Transportation	(84.2%)	(56.2%)
Duty Free	(84.6%)	(54.2%)
Total Commercial Revenues	(46.2%)	(40.8%)

Colombia Costs & Expenses

Table 22: Colombia Costs & Expenses
In thousands of Mexican pesos
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Cost of Services	180,709	111,780	(38.1)	608,178	413,929	(31.9)
Technical Assistance	1,576	790	(49.9)	5,983	3,082	(48.5)
Concession Fees	91,853	39,471	(57.0)	361,029	149,602	(58.6)
Depreciation and Amortization	104,783	102,765	(1.9)	482,130	461,563	(4.3)
Operating Costs and Expenses Excluding Construction Costs	378,921	254,806	(32.8)	1,457,320	1,028,176	(29.4)
Construction Costs	69,743	2,827	(95.9)	175,998	6,918	(96.1)
Total Operating Costs & Expenses	448,664	257,633	(42.6)	1,633,318	1,035,094	(36.6)
Figures in pesos at an average exchange rate of COP177.7982 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia declined 42.6% YoY to Ps.257.6 million in 4Q20. Excluding construction costs, operating costs and expenses declined 32.8% YoY to Ps.254.8 million.

Cost of Services declined 38.1% YoY, or Ps.68.9 million, mainly reflecting savings in maintenance, energy and security expenses, as well as in professional fees, as a result of COVID-19.

Construction Costs declined 95.9% YoY, or Ps.66.9 million, reflecting lower investments in complementary works to concessioned assets during the period compared to the prior year.

Concession Fees, which include fees paid to the Colombian government, declined 57.0% YoY, mainly reflecting the contraction in regulated and non-regulated revenues during the period.

Depreciation and Amortization declined Ps.2.0 million, principally reflecting the FX translation impact from the depreciation of the Colombian peso against the Mexican peso.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Fourth-Quarter		% Chg	Twelve-Months		% Chg
	2019	2020		2019	2020
Interest Income	4,600	2,962	(35.6)	49,082	21,083	(57.0)
Interest Expense	(34,681)	(36,033)	3.9	(230,574)	(140,646)	(39.0)
Foreign Exchange Gain (Loss), Net	465	(414)	n/a	320	(606)	n/a
Total	(29,616)	(33,485)	13.1	(181,172)	(120,169)	(33.7)
Figures in pesos at an average exchange rate of COP177.7982 = Ps.1.00 Mexican pesos.

During 4Q20, Airplan reported a Ps.33.5 million Comprehensive Financing Loss, compared with a Ps.29.6 million loss in 4Q19. This was mainly driven by a 35.6% decline in interest income together with a 3.9% increase in interest expenses.

ASUR 4Q20 Page 18 of 28

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks, with a 3-year grace period and maintained a net balance of Ps.2,710.6 million as of December 31, 2020. On August 11, 2020, Airplan entered into a Ps.67.1 million loan agreement with Bancolombia with a 10-month maturity, net balance at December 30, 2020 was Ps.47.4 million. During 4Q20, Airplan made principal payments of Ps.76.7 million.

Colombia Operating Profit (Loss) and EBITDA

Table 24: Colombia Profit & EBITDA
In thousands of Mexican pesos

	Fourth-Quarter		% Chg	Twelve-Months	% Chg
	2019	2020		2019	2020
Total Revenue	558,336	217,241	(61.1)	2,074,731	792,860	(61.8)
Total Revenues Excluding Construction Revenues	488,593	214,414	(56.1)	1,898,733	785,942	(58.6)
Operating Profit	109,672	(40,392)	n/a	441,413	(242,234)	n/a
Operating Margin	19.6%	(18.6%)	(3824 bps)	21.3%	(30.6%)	(5183 bps)
Adjusted Operating Margin[1]	22.4%	(18.8%)	(4128 bps)	23.2%	(30.8%)	(5407 bps)
Net Profit	59,969	(60,143)	n/a	242,125	(299,633)	n/a
EBITDA	214,455	62,373	(70.9)	923,543	219,329	(76.3)
EBITDA Margin	38.4%	(28.7%)	(970 bps)	44.5%	27.7%	(1685 bps)
Adjusted EBITDA Margin[2]	43.9%	(29.1%)	(1480 bps)	48.6%	27.9%	(2073 bps)

Figures in pesos at an average exchange rate of COP177.7982 = Ps.1.00 Mexican pesos.

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Loss of Ps.40.4 million in 4Q20 resulting from the impact of COVID-19, compared with Operating Profit of Ps.109.7 million in 4Q19. Operating Margin was negative 18.6% in 4Q20 compared to an operating margin of 19.6% in 4Q19. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets, was negative 18.8% in 4Q20, compared to 22.4% in 4Q19.

During 4Q20, EBITDA was Ps.62.4 million with an EBITDA Margin of negative 28.7%. This compares with EBITDA of Ps.214.4 million in 4Q19 and EBITDA Margin of 38.4% in 4Q19.

The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was negative 29.1% in 4Q20, reflecting the negative impact on revenues from COVID-19. This compares to an Adjusted EBITDA Margin of 43.9% in 4Q19.

Colombia Capital Expenditures

During 4Q20, Airplan made capital investments of Ps.2.8 million, compared to Ps.70.1 million in 4Q19. Accumulated capital expenditures for fiscal year 2020 was Ps.6.9 million, compared to Ps.176.3 million 2019.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues for 4Q20 amounted to Ps.141.2 million.

Definitions

ASUR 4Q20 Page 19 of 28

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Bradesco, BTG Pactual, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Monex, HSBC Securities, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR

ASUR 4Q20 Page 20 of 28

or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 4Q20 Page 21 of 28

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2019	2020		2019	2020
Domestic Traffic		4,316,622	3,112,983	(27.9)	16,683,996	9,246,112	(44.6)
CUN	Cancun	2,276,863	1,954,143	(14.2)	8,980,397	5,454,995	(39.3)
CZM	Cozumel	41,838	23,356	(44.2)	189,640	69,727	(63.2)
HUX	Huatulco	173,167	107,654	(37.8)	749,048	321,538	(57.1)
MID	Merida	689,832	356,945	(48.3)	2,573,490	1,213,897	(52.8)
MTT	Minatitlan	35,301	21,943	(37.8)	140,616	66,475	(52.7)
OAX	Oaxaca	307,713	155,809	(49.4)	1,047,961	527,967	(49.6)
TAP	Tapachula	102,757	89,405	(13.0)	372,626	273,727	(26.5)
VER	Veracruz	371,388	214,412	(42.3)	1,406,796	695,571	(50.6)
VSA	Villahermosa	317,763	189,316	(40.4)	1,223,422	622,215	(49.1)
International Traffic		4,061,359	1,866,949	(54.0)	17,477,846	7,282,546	(58.3)
CUN	Cancun	3,830,518	1,771,787	(53.7)	16,501,592	6,804,153	(58.8)
CZM	Cozumel	70,191	44,360	(36.8)	356,783	198,563	(44.3)
HUX	Huatulco	35,580	2,829	(92.0)	143,239	81,190	(43.3)
MID	Mérida	59,895	17,092	(71.5)	217,159	83,411	(61.6)
MTT	Minatitlan	1,556	1,553	(0.2)	7,543	3,820	(49.4)
OAX	Oaxaca	39,135	16,170	(58.7)	148,284	62,811	(57.6)
TAP	Tapachula	2,562	1,405	(45.2)	12,857	6,748	(47.5)
VER	Veracruz	16,436	7,306	(55.5)	68,785	25,588	(62.8)
VSA	Villahermosa	5,486	4,447	(18.9)	21,604	16,262	(24.7)
Total Traffic México		8,377,981	4,979,932	(40.6)	34,161,842	16,528,658	(51.6)
CUN	Cancun	6,107,381	3,725,930	(39.0)	25,481,989	12,259,148	(51.9)
CZM	Cozumel	112,029	67,716	(39.6)	546,423	268,290	(50.9)
HUX	Huatulco	208,747	110,483	(47.1)	892,287	402,728	(54.9)
MID	Merida	749,727	374,037	(50.1)	2,790,649	1,297,308	(53.5)
MTT	Minatitlan	36,857	23,496	(36.3)	148,159	70,295	(52.6)
OAX	Oaxaca	346,848	171,979	(50.4)	1,196,245	590,778	(50.6)
TAP	Tapachula	105,319	90,810	(13.8)	385,483	280,475	(27.2)
VER	Veracruz	387,824	221,718	(42.8)	1,475,581	721,159	(51.1)
VSA	Villahermosa	323,249	193,763	(40.1)	1,245,026	638,477	(48.7)

US Passenger Traffic, San Juan Airport (LMM)
	Fourth Quarter		% Chg	Twelve - Months		% Chg
	2019	2020		2019	2020
SJU Total [1]	2,376,073	1,339,560	(43.6)	9,448,253	4,845,353	(48.7)
Domestic Traffic	2,140,855	1,281,830	(40.1)	8,455,993	4,547,541	(46.2)
International Traffic	235,218	57,730	(75.5)	992,260	297,812	(70.0)

ASUR 4Q20 Page 22 of 28

Colombia, Passenger Traffic Airplan
		Fourth Quarter		% Chg	Twelve - Months		% Chg
		2019	2020		2019	2020
Domestic Traffic		2,773,813	1,213,351	(56.3)	10,231,479	3,625,324	(64.6)
MDE	Medellín (Rio Negro)	1,999,886	774,120	(61.3)	7,409,418	2,481,885	(66.5)
EOH	Medellín	293,643	189,669	(35.4)	1,095,291	464,601	(57.6)
MTR	Montería	293,738	143,325	(51.2)	1,028,309	418,044	(59.3)
APO	Carepa	105,315	60,181	(42.9)	384,487	148,938	(61.3)
UIB	Quibdó	63,564	37,751	(40.6)	226,951	90,205	(60.3)
CZU	Corozal	17,667	8,305	(53.0)	87,023	21,651	(75.1)
International Traffic		470,771	180,356	(61.7)	1,820,656	590,111	(67.6)
MDE	Medellín (Rio Negro)	470,771	180,356	(61.7)	1,820,656	590,111	(67.6)
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		3,244,584	1,393,707	(57.0)	12,052,135	4,215,435	(65.0)
MDE	Medellín (Rio Negro)	2,470,657	954,476	(61.4)	9,230,074	3,071,996	(66.7)
EOH	Medellín	293,643	189,669	(35.4)	1,095,291	464,601	(57.6)
MTR	Montería	293,738	143,325	(51.2)	1,028,309	418,044	(59.3)
APO	Carepa	105,315	60,181	(42.9)	384,487	148,938	(61.3)
UIB	Quibdó	63,564	37,751	(40.6)	226,951	90,205	(60.3)
CZU	Corozal	17,667	8,305	(53.0)	87,023	21,651	(75.1)

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, wjile Puerto Rico includes transit passengers and general aviation.

ASUR 4Q20 Page 23 of 28

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Comercial Spaces
(Pag. 1/1)
ASUR Retail and Other Commercial Space Opened since December 31, 2019[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Business Lounge	Other Revenue	January 2020
Mérida
Avasa Turismo Internacional SA de CV	Car Rental	September 2020
Oaxaca
Promotora de Espectáculos (Artículos Deportivos)	Retail	February 2020
Avasa Turismo Internacional SA de CV	Car Rental	July 2020
SAN JUAN, PUERTO RICO

COLOMBIA
Rionegro
Aerorepública SA	Other Revenue	January 2020
Aires Aerovias Integración Regional SA	Other Revenue	March 2020
Sociedad Internacional de Telecomunicaciones Aeronauticas (SITA)	Other Revenue	March 2020
Dhl Global Forwarding LTDA	Other Revenue	March 2020
Servicios Profesionales para Vehiculos S.A.S	Other Revenue	October 2020
Olaya herrera
Ceballos Amaya Carlos Andres	Other Revenue	February 2020
Mera Medellin S.A.S	Food and Beverage	February 2020
America`S AIR S.A.S	Other Revenue	February 2020
Globoshops S.A.S.	Retail	March 2020
Sapia CI SAS	Retail	April 2020
Juan Camilo Franco Manchola	Other Revenue	September 2020
Actividades Varias S.A.	Other Revenue	September 2020
Greenland Investiments S.A.S	Other Revenue	September 2020
Distribuidora de Vinos y Licores S.A.S.	Other Revenue	September 2020
Taller Aeropartes Latinoamerica S.A.S	Other Revenue	September 2020
Colombia Telecomunicciones S.A. ESP (ANTES TELECOM)	Other Revenue	October 2020
Arbelaez Arango Ricardo	Other Revenue	October 2020
Davivienda S.A	Banking and Currency Exchange Services	December 2020
Fondo de Valorización del Municipio de Medellin	Other Revenue	December 2020
Monteria
Media Commerce Partners S.A.S	Teleservices	December 2020
Quibdo
Cueros Velez S.A.S	Retail	February 2020
America`S AIR S.A.S	Other Revenue	March 2020
Asociación de joyeros y rtesanos del Pacifico	Other Revenue	April 2020
Carepa
Ospina Buelvas Jorge Mauricio	Food and Beverage	March 2020
Corozal
Colombia Telecomunicciones S.A. ESP (ANTES TELECOM)	Teleservices	October 2020
Centro de Servicios
Corporación Universitaria Remington	Other Revenue	January 2020
Estrategia Comercial de Colombia S.A.S.	Retail	April 2020

[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 4Q20 Page 24 of 28

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	4Q 2019	4Q 2019 Per Workload Unit	4Q 2020	4Q 2020 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	1,099,863	177.4	693,858	183.6	(36.9)	3.5
Non-Aeronautical Revenues	932,525	150.4	596,910	157.9	(36.0)	5.0
Construction Services Revenues	199,609	32.2	1,025,361	271.3	413.7	742.5
Total Revenues	2,231,997	359.9	2,316,129	612.7	3.8	70.2
Operating Profit	1,187,443	191.5	659,516	174.5	(44.5)	(8.9)
EBITDA	1,304,078	210.3	782,464	207.0	(40.0)	(1.6)
Merida
Aeronautical Revenues	155,483	192.2	83,397	194.9	(46.4)	1.4
Non-Aeronautical Revenues	32,362	40.0	22,338	52.2	(31.0)	30.5
Construction Services Revenues	100,813	124.6	417,913	976.4	314.5	683.6
Other [2]	17	-	14	-	(17.6)	n/a
Total Revenues	288,675	356.8	523,662	1,223.5	81.4	242.9
Operating Profit	104,003	128.6	23,795	55.6	(77.1)	(56.8)
EBITDA	116,149	143.6	36,205	84.6	(68.8)	(41.1)
Villahermosa
Aeronautical Revenues	66,551	197.5	38,190	183.6	(42.6)	(7.0)
Non-Aeronautical Revenues	14,551	43.2	11,587	55.7	(20.4)	28.9
Construction Services Revenues	46,383	137.6	44,687	214.8	(3.7)	56.1
Other [2]	23	0.1	21	0.1	(8.7)	-
Total Revenues	127,508	378.4	94,485	454.3	(25.9)	20.1
Operating Profit	38,777	115.1	11,909	57.3	(69.3)	(50.2)
EBITDA	46,513	138.0	19,996	96.1	(57.0)	(30.4)
Other Airports [3]
Aeronautical Revenues	247,529	203.4	142,649	202.3	(42.4)	(0.5)
Non-Aeronautical Revenues	42,423	34.9	33,949	48.2	(20.0)	38.1
Construction Services Revenues	187,008	153.7	251,094	356.2	34.3	131.8
Other [2]	50	-	49	0.1	(2.0)	n/a
Total Revenues	477,010	392.0	427,741	606.7	(10.3)	54.8
Operating Profit	117,686	96.7	25,055	35.5	(78.7)	(63.3)
EBITDA	154,686	127.1	63,135	89.6	(59.2)	(29.5)
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	481,905	n/a	304,088	n/a	(36.9)	n/a
Total Revenues	481,905	n/a	304,088	n/a	(36.9)	n/a
Operating Profit	194,524	n/a	106,055	n/a	(45.5)	n/a
EBITDA	200,676	n/a	108,958	n/a	(45.7)	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(481,995)	n/a	(304,172)	n/a	(36.9)	n/a
Total Mexico
Aeronautical Revenues	1,569,426	183.3	958,094	187.1	(39.0)	2.1
Non-Aeronautical Revenues	1,021,861	119.3	664,784	129.8	(34.9)	8.8
Construction Services Revenues	533,813	62.3	1,739,055	339.6	225.8	445.1
Total Revenues	3,125,100	364.9	3,361,933	656.5	7.6	79.9
Operating Profit	1,642,433	191.8	826,330	161.4	(49.7)	(15.8)
EBITDA	1,822,102	212.8	1,010,758	197.4	(44.5)	(7.2)
San Juan Puerto Rico, US [5]
Aeronautical Revenues	494,006	n/a	436,126	n/a	(11.7)	n/a
Non-Aeronautical Revenues	252,374	n/a	166,361	n/a	(34.1)	n/a
Construction Services Revenues	114,827	n/a	71,997	n/a	(37.3)	n/a
Total Revenues	861,207	n/a	674,484	n/a	(21.7)	n/a
Operating Profit	237,879	n/a	318,377	n/a	33.8	n/a
EBITDA	399,814	n/a	257,807	n/a	(35.5)	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	351,668	n/a	141,192	n/a	(59.9)	n/a
Non-Aeronautical Revenues	136,925	n/a	73,222	n/a	(46.5)	n/a
Construction Services Revenues	69,743	n/a	2,827	n/a	(95.9)	n/a
Total Revenues	558,336	n/a	217,241	n/a	(61.1)	n/a
Operating Profit	109,672	n/a	(40,392)	n/a	(136.8)	n/a
EBITDA	214,455	n/a	62,373	n/a	(70.9)	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment		n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	2,415,100	n/a	1,535,412	n/a	(36.4)	n/a
Non-Aeronautical Revenues	1,411,160	n/a	904,367	n/a	(35.9)	n/a
Construction Services Revenues	718,383	n/a	1,813,879	n/a	152.5	n/a
Total Revenues	4,544,643	n/a	4,253,658	n/a	(6.4)	n/a
Operating Profit	1,989,984	n/a	1,104,315	n/a	(44.5)	n/a
EBITDA	2,436,371	n/a	1,330,938	n/a	(45.4)	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 4Q20.
[6] Reflects the results of operation of Airplan, Colombia for 4Q20.
ASUR 4Q20 Page 25 of 28

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of December 31, 2020 and 2019
Thousands of mexican pesos

Item	December 2020	December 2019	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	5,192,628	6,192,679	(1,000,051)	(16.1)
Cash and cash equivalents restricted	5,055	165,622	(160,567)	(96.9)
Accounts Receivable, net	1,358,227	1,003,793	354,434	35.3
Recoverable Taxes and Other Current Assets	1,160,139	483,762	676,377	139.8
Total Current Assets	7,716,049	7,845,856	(129,807)	(1.7)

Non Current Assets
Machinery, Furniture and Equipment, net	504,385	520,623	(16,238)	(3.1)
Intangible assets, airport concessions and Goodwill-Net	52,182,311	49,126,038	3,056,273	6.2
Document Receivable		23,364	(23,364)	n/a
investment in Joint Venture	8,466		8,466	n/a
Total Assets	60,411,211	57,515,881	2,895,330	5.0

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	353,886	245,100	108,786	44.4
Bank Loans and short term debt	1,138,750	549,607	589,143	107.2
Accrued Expenses and Others Payables	1,274,451	1,765,313	(490,862)	(27.8)
Total Current Liabilities	2,767,087	2,560,020	207,067	8.1

Long Term Liabilities
Bank Loans	6,119,655	6,674,717	(555,062)	(8.3)
Long Term Debt	6,641,941	6,488,569	153,372	2.4
Deferred Income Taxes	3,165,145	3,004,584	160,561	5.3
Employee Benefits	24,177	16,814	7,363	43.8
Total Long Term Liabilities	15,950,918	16,184,684	(233,766)	(1.4)
	-	-	-
Total Liabilities	18,718,005	18,744,704	(26,699)	(0.1)

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,890,659	1,616,533	274,126	17.0
Mayority Net Income for the Period	1,972,319	5,465,823	(3,493,504)	(63.9)
Cumulative Effect of Conversion of Foreign Currency	321,867	(218,788)	540,655	(247.1)
Retained Earnings	21,713,863	16,527,312	5,186,551	31.4
Non- Controlling Interests	8,027,222	7,613,021	414,201	5.4
Total Stockholders' Equity	41,693,206	38,771,177	2,922,029	7.5

Total Liabilities and Stockholders' Equity	60,411,211	57,515,881	2,895,330	5.0
Exchange Rate per Dollar Ps. 19.9087

ASUR 4Q20 Page 26 of 28

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to December 30, 2020 and 2019
Thousands of mexican pesos

Item	12M	12M	%	4Q	4Q	%
	2019	2020	Chg	2019	2020	Chg
Revenues
Aeronautical Services	9,596,975	5,412,418	(43.6)	2,415,100	1,535,412	(36.4)
Non-Aeronautical Services	5,988,470	3,555,227	(40.6)	1,411,160	904,367	(35.9)
Construction Services	1,236,193	3,657,086	195.8	718,383	1,813,879	152.5
Total Revenues	16,821,638	12,624,731	(24.9)	4,544,643	4,253,658	(6.4)

Operating Expenses
Cost of Services	3,824,871	2,968,573	(22.4)	983,483	626,335	(36.3)
Cost of Construction	1,236,193	3,657,086	195.8	718,383	1,813,879	152.5
General and Administrative Expenses	250,183	232,935	(6.9)	64,971	57,807	(11.0)
Technical Assistance	410,069	178,697	(56.4)	97,751	54,047	(44.7)
Concession Fee	986,850	535,379	(45.7)	244,338	144,777	(40.7)
Depreciation and Amortization	1,836,897	1,934,766	5.3	446,379	452,498	1.4
Total Operating Expenses	8,545,063	9,507,436	11.3	2,555,305	3,149,343	23.2

Other Revenues	204,719	158,881	(22.4)	645		n/a

Operating Income	8,481,294	3,276,176	(61.4)	1,989,983	1,104,315	(44.5)

Comprehensive Financing Cost	(819,557)	(418,866)	(48.9)	(314,856)	(359,224)	14.1

Income from results of Joint Venture Accounted by the Equity Method		(1,618)	n/a

Income Before Income Taxes	7,661,737	2,855,692	(62.7)	1,675,127	745,091	(55.5)

Provision for Income Tax	1,975,727	634,371	(67.9)	411,062	146,148	(64.4)
IMPAC
Deferred Income Taxes	2,375	94,784	3,890.9	(36,482)	18,872	n/a

Net Income for the Year	5,683,635	2,126,537	(62.6)	1,300,547	580,071	(55.4)

Majority Net Income	5,465,823	1,972,319	(63.9)	1,256,006	503,077	(59.9)
Non- controlling interests	217,812	154,218	(29.2)	44,541	76,994	72.9

Earning per Share	18.2194	6.5744	(63.9)	4.1867	1.6769	(59.9)
Earning per American Depositary Share (in U.S. Dollars)	9.1515	3.3023	(63.9)	2.1029	0.8423	(59.9)
Exchange Rate per Dollar Ps. 19.9087

ASUR 4Q20 Page 27 of 28

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash Flow as of December 30, 2020 and 2019
Thousands of mexican pesos

Item	12M	12M	%	4Q	4Q	%
	2019	2020	Chg	2019	2020	Chg
Operating Activities
Income Before Income Taxes	7,661,737	2,855,692	(62.7)	1,675,127	745,091	(55.5)
Items Related with Investing Activities:
Depreciation and Amortization	1,836,897	1,934,766	5.3	446,379	452,498	1.4
Income from Results of Joint Venture Accounted by the Equity Method		1,618	n/a		-	-
Interest Income	(343,613)	(262,370)	(23.6)	(70,869)	(42,031)	(40.7)
Interest payables	1,084,293	926,312	(14.6)	246,268	210,112	(14.7)
Foreign Exchange Gain (loss), net unearned	15,429	(66,574)	n/a	28,673	(2,278)	n/a
Sub-Total	10,254,743	5,389,444	(47.4)	2,325,578	1,363,392	(41.4)
Increase in Trade Receivables	13,464	(452,636)	n/a	(478,073)	(472,124)	(1.2)
Decrease in Recoverable Taxes and other Current Assets	222,175	(128,348)	n/a	337,568	88,755	(73.7)
Income Tax Paid	(1,974,016)	(1,540,196)	(22.0)	(346,904)	(239,981)	(30.8)
Trade Accounts Payable	(83,933)	(331,121)	294.5	(13,949)	95,642	n/a

Net Cash Flow Provided by Operating Activities	8,432,433	2,937,143	(65.2)	1,824,220	835,684	(54.2)

Investing Activities
Investments in Joint Venture		(10,556)	n/a
Loans granted to Associates
Restricted cash	(128,025)	189,474	n/a	30,747	39,375	28.1
Investments in Machinery, Furniture and Equipment, net	(2,614,864)	(3,328,560)	27.3	(1,727,976)	(1,526,747)	(11.6)
Interest Income	342,981	273,642	(20.2)	89,443	56,380	(37.0)

Net Cash Flow used by Investing Activities	(2,399,908)	(2,876,000)	19.8	(1,607,786)	(1,430,992)	(11.0)

Excess Cash to Use in Financing Activities	6,032,525	61,143	(99.0)	216,434	(595,308)	n/a

Bank Loans		66,958	n/a	(43,647)		n/a
Bank Loans Paid	(154,281)	(20,000)	(87.0)		(20,000)	n/a
Long Term Debt Paid	(205,308)	(226,275)	10.2	436	(76,691)	n/a
Interest Paid	(1,064,764)	(962,993)	(9.6)	(177,349)	(106,650)	(39.9)
Dividends Paid	(3,000,000)		n/a

Net Cash Flow used by Financing Activities	(4,424,353)	(1,142,310)	(74.2)	(220,560)	(203,341)	(7.8)

Net Increase in Cash and Cash Equivalents	1,608,172	(1,081,167)	n/a	(4,126)	(798,649)	19,256.5

Cash and Cash Equivalents at Beginning of Period	4,584,507	6,192,679	35.1	6,196,805	6,012,747	(3.0)

Exchange Gain on Cash and Cash Equivalents		81,116	n/a		(21,470)	n/a

Cash and Cash Equivalents at the End of Period	6,192,679	5,192,628	(16.1)	6,192,679	5,192,628	(16.1)

ASUR 4Q20 Page 28 of 28